Mail Stop 6010

October 10, 2007

Mr. Andrew D. Reddick
President and Chief Executive Officer
Acura Pharmaceuticals, Inc.
616 N. North Court, Suite 120
Palatine, Illinois 60067

> **Re: Acura Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed on October 1, 2007**
> **File Number 333-146416**

Dear Mr. Reddick:

This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below.

1. Given the nature and size of this offering, the offering appears to be a primary offering. Please provide us your analysis as to why you believe this is a valid secondary offering that can be made on a shelf basis under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

   - The number of selling stockholders and the percentage of the overall offering made by each stockholder;

   - The date on which and the manner in which each selling stockholder received the shares;

   - The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

   - Any relationships among the selling stockholders;

   - The dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

See also section D.29. of our Telephone Interpretations Manual.

2. Please provide us an analysis as to whether you meet the requirements to use Form S-3 for a primary offering.

3. Please note that if this is a primary offering and you are not eligible to use Form S-3 for a primary offering, you will not be able to use Rule 415 to conduct this offering on a shelf basis. A primary offering may be made on a delayed, episodic, or "at-the-market" basis only if it is eligible to be registered as a primary offering on Form S-3. See Rule 415(a)(1)(x).

*   *   *

Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: John P. Reilly, Esq.
        Seiden Wayne LLC
        Two Penn Plaza East
        Newark, New Jersey 07105